EXHIBIT 99.5

Mogo Announces Third Quarter 2019 Financial Results

Member base increases 30% year over year to 925,000

Core Revenue up 13.4% year over year to $16.6 million

Total Revenue up 7.6% to $16.6 million

Announced first partner for lending platform

Mogo reports in Canadian dollars and in accordance with IFRS

Vancouver, British Columbia, November 7, 2019 – Mogo Inc. (TSX:MOGO) (NASDAQ:MOGO) (“Mogo” or the “Company”), a financial technology company, today announced its financial and operational results for the three and nine months ended September 30, 2019.

“It was a very active and productive quarter for Mogo as we continued to use technology to transform how Canadians manage their financial health and reduce financial stress,” said David Feller, Mogo’s Founder and CEO. “We continued building the leading mobile-first fintech platform, while also growing our member base to almost one million Canadians,” said David Feller, Mogo’s Founder and CEO. “Our recent agreement with goeasy represented a major milestone that will expand our ability to monetize our digital lending platform, and we expect to expand this new partner model with the addition of prime lenders to offer the best consumer loan rates across the entire credit spectrum. We also recently launched an entirely new marketing campaign called ‘MoneyUp’ along with a redesigned experience that makes it even easier for members to get in control of their financial health. This is a big development for Mogo as it brings our products and experience together into a holistic financial health solution, while leveraging performance and behavioral science to make it easier for our members to achieve their financial goals, including getting out of debt and saving and investing for the future.”

“The third quarter signaled an important transition for Mogo to a more capital-light business model in which our growth going forward will now be driven by our high-margin subscription and services revenue,” said Greg Feller, President and CFO. “As we ramp our partner lending platform and introduce new subscription-based products, we are positioned for accelerating revenue and EBITDA growth as well as expanding gross margins in 2020. This transition will allow us to scale our revenue while decreasing capital requirements, which will immediately reduce our cash usage and accelerate our path to cash flow positive.”

1

Q3 2019 Financial Highlights

•	Core revenue[1] increased by 13% to $16.6 million, compared with $14.6 million in the same period in 2018.

•	Subscription and services revenue totalled $7.8 million, which is an increase of 5% from the prior year period when adjusting for the exit of bitcoin mining.

•	Gross profit increased 5% to $10.1 million (61% of revenue), compared with $9.6 million (62% of revenue) in the third quarter of 2018.

•	Contribution for the third quarter of 2019 was $5.0 million, or 30% of revenue, which was consistent with the third quarter of 2018. Management views Contribution as a key measure of the core profitability of our business which helps fund the investment in Technology & Development, Marketing and corporate related expenses.

•	Adjusted EBITDA increased by 3% year over year to $1.1 million (7% of total revenue), compared with $1.0 million in the third quarter of 2018.

•	Cash flow from operations before investment in receivables and changes in working capital was $1.8 million in the current quarter, compared to $1.5 million in the third quarter of 2018.

•	Adjusted net loss was $5.8 million, compared with $5.5 million in the same period in 2018.

•	Net loss of $6.0 million, compared with a net loss of $7.0 million in the third quarter of 2018.

•	Average core revenue per member (“Core ARPM”) of $74 in the third quarter of 2019, was flat with the second quarter of 2019 and down compared to $86 in the same period last year.

•	At September 30, 2019, the Company had $35.4 million in combined cash and investment portfolio.

Q3 2019 Business Highlights

•	Active members increased 30% year over year to 925,000 at quarter end.

•	Subsequent to quarter end, announced a pilot partnership agreement with goeasy Ltd, one of Canada’s largest and most experienced non-prime consumer lenders. The partnership enables Mogo to more fully monetize our lending platform and drive new recurring fee-based revenue, with no capital investment or credit risk of these loans.

•

In November 2019, introduced a complete redesign of the Mogo app customer interface which included the introduction of four habits of financial health that tie our portfolio of 6 products together. These habits to help our members: 1) monitor & protect their credit with our free credit monitoring and identity fraud protection product; 2) control their spending with our Mogo Visa* Platinum Prepaid Card and digital spending account; 3) learn how to save and invest wisely and give them access to a simple and easy way to buy bitcoin; and 4) borrow responsibly  with access to Mogo’s increasing suite of loan products as we expand our partner lending program.

•	In November 2019, we launched “MONEYUP” a new campaign designed to position Mogo at the forefront of financial health, and inspire and motivate Canadians to get in control of their financial health. Mogo plans to leverage its $60 million+ marketing partnership with Postmedia to launch the campaign across Canada.

•	On November 7, 2019, Mogo filed a preliminary short form base shelf prospectus ("Prospectus") with the securities commissions in each of the provinces and territories of Canada, except Quebec, and a corresponding shelf registration statement on Form F-10 ("Registration Statement") with the United States Securities and Exchange Commission ("SEC") under the U.S.-Canada Multijurisdictional Disclosure System ("MJDS"). The Company filed this Prospectus to replace the short-form base shelf prospectus previously filed by Mogo Finance Technology Inc. (“Mogo Finance”), which can no longer be effectively utilized following the completion of the business combination between the Company and Mogo Finance.

2

Outlook

The Company is providing the following expectations for its Q4 2019 and Full Year 2020 financial results, as well as its long-term target operating model.

In Q4 2019, Mogo expects increased Adjusted EBITDA as compared to Q3 2019 as well as decreased net cash use. For the full year 2020, Mogo is expecting:

•	Accelerating core revenue growth;

•	Expanding gross margins;

•	Decreasing adjusted net loss;

•	Decreasing net cash use;

•	Breakeven net cash use in Q4;

•	Investment portfolio monetizations.

The Company also introduced its long-term target operating model:

•	Core Revenue Growth: 20% - 30%

•	Adjusted EBITDA Margin: 30% - 35%

Prospectus

The Prospectus, when made final and effective, will enable Mogo to make offerings of common shares and debt securities (collectively, the "Securities") of up to an aggregate initial offering price of C$100million at any time during the 25-month period that the Prospectus remains effective (subject to MJDS eligibility).

The Registration Statement has been filed with the SEC, but is not yet effective. Securities may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective. Copies of the Prospectus and the Registration Statement are available at www.sedar.com and www.sec.gov, respectively.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

If any securities are offered under the Prospectus and Registration Statement, the terms of any such securities and the intended use of the net proceeds resulting from such offering would be established at the time of any offering, and would be described in a prospectus supplement filed with the applicable Canadian securities commissions and with the SEC at the time of such an offering.

3

Conference Call & Webcast

Mogo will host a conference call to discuss its Q3 2019 financial results at 5:00 p.m. EDT on Thursday, November 7, 2019. The call will be hosted by David Feller, Founder and CEO, and Greg Feller, President and CFO. To participate in the call, dial (416) 764-8688 or (888) 390-0546 using the conference ID 85265157.  The webcast can be accessed at http://bit.ly/31mHk17 or http://investors.mogo.ca. Listeners should access the webcast or call 10-15 minutes before the start time to ensure they are connected. A copy of the presentation will be available at http://investors.mogo.ca.

1)	In light of our exit from our bitcoin mining operations, the Company has revised its definition of Core revenue to excluding bitcoin mining revenue and has adjusted its prior period comparatives to conform with the new definition.

Non-IFRS Financial Measures

This press release makes reference to certain non‑IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures are provided as additional information to complement the IFRS financial measures contained herein by providing further metrics to understand the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. We use non‑IFRS financial measures, including core revenue, adjusted EBITDA, adjusted net income (loss), core ARPM, Contribution, and Mogo members, to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. Our management also uses non‑IFRS financial measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our capital expenditure and working capital requirements. Please see “Non-IFRS Financial Measures” in our Management’s Discussion and Analysis for the Second Quarter Ended September 30, 2019 for a reconciliation of these non-IFRS financial measures to the nearest IFRS measures which is available at www.sedar.com and at www.sec.gov.

Forward-Looking Statements

This news release may contain "forward-looking statements" within the meaning of applicable securities legislation, including statements contained in the “Outlook” section of this news release, statements regarding Mogo’s strategic priorities and expectations for 2019 and 2020 and statements regarding the Prospectus and any future offerings. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. Mogo's growth, its ability to expand into new products and markets and its expectations for its financial performance for 2019 and 2020 are subject to a number of conditions, many of which are outside of Mogo's control. For a description of the risks associated with Mogo's business please refer to the “Risk Factors” section of Mogo’s current annual information form, which is available at www.sedar.com and www.sec.gov. Except as required by law, Mogo disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise.

4

About Mogo

Mogo — a financial technology company — offers a finance app that empowers consumers with simple solutions to help them get in control of their financial health. Financial health continues to be the #1 source of stress across all demographics and highest among millennials. At Mogo, users can sign up for a free account in only three minutes and get access to six products and solutions that help them monitor their credit score, protect themselves from identity fraud, control their spending, and borrow responsibly. The Mogo platform has been purpose-built to deliver a best-in-class digital experience, with best-in-class products all through one account. With more than 925,000 members and a marketing partnership with Canada's largest news media company, Mogo continues to execute on its vision of becoming the go-to financial app for the next generation of Canadians. To learn more, please visit mogo.ca or download the mobile app (iOS or Android).

For further information:

Craig Armitage

Investor Relations

craiga@mogo.ca

(416) 347-8954

5